Exhibit 99.1

DOUBLEDOWN INTERACTIVE TO PARTICIPATE IN UPCOMING INVESTOR CONFERENCES

SEOUL, KOREA – March 11, 2025 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today that Chief Financial Officer, Joe Sigrist, will participate in two upcoming institutional investor conferences:

37th Annual Roth Conference

•	Location: The Laguna Cliffs Marriot Resort & Spa - Dana Point, CA

•	Date: Tuesday, March 18, 2025

•	Format: One-on-one meetings with institutional investors

iAccess Alpha Virtual Best Ideas Spring Investment Conference

•	Location: Virtual

•	Date: Tuesday, March 25, 2025 and Wednesday, March 26, 2025

•	Format:

•

Management presentation on Tuesday, March 25th at 1:00 p.m. ET. A live webcast of the presentation will be available at: https://ir.doubledowninteractive.com/news-events/events-presentations. A replay of the webcast will be available in the same location.

•	One-on-one meetings with institutional investors on Wednesday, March 26th

•	To register and schedule a one-on-one meeting with DoubleDown, please visit the conference website https://www.iaccessalpha.com/home.

If you have questions about DoubleDown or are interested in conducting a conference call or meeting with management, please contact the company’s investor relations firm, JCIR, at (212) 835-8500 or via email at ddi@jcir.com.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com